Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

Forum Markets, Incorporated (the “Company”), formerly known as ETHZilla Corporation, is incorporated in the state of Delaware. The rights of our stockholders are generally governed by Delaware law, our Second Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and our Fourth Amended and Restated Bylaws (the “Bylaws”). This exhibit describes the general terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of this exhibit, references to the “Company,” “we,” “our” and “us” refer only to the Company and not to its subsidiaries.

The following description of our capital stock is based on our Certificate of Incorporation, our Bylaws and applicable provisions of law, including the Delaware General Corporation Law (“DGCL”). We have summarized certain portions of our Certificate of Incorporation and Bylaws below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Certificate of Incorporation and Bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. Amendments or restatements of each of our Certificate of Incorporation and our Bylaws will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You should read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for more information.

Authorized Capitalization

Our Certificate of Incorporation authorizes us to issue 5,000,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares have been designated as Series A Convertible Preferred Stock, 1,000,000 shares have been designated as Series B Convertible Preferred Stock, one share has been designated as a Class C Special Voting Share and one share has been designated as a Class K Special Voting Share. There are no shares of preferred stock currently outstanding.

The terms of our preferred stock are not included herein as such preferred stock is not registered under Section 12 of the Exchange Act.

Common Stock

Voting Rights. Each share of our common stock is entitled to one vote on all stockholder matters. Shares of our common stock do not possess any cumulative voting rights.

Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless otherwise required by applicable law, our Certificate of Incorporation, our Bylaws or applicable stock exchange rules. The election of directors will be determined by a plurality of the votes cast in respect by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we have designated, or may designate and issue in the future.

Our board of directors (the “Board”) is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividend Rights. Each share of common stock is entitled to receive dividends and other distributions, if any, in amounts declared from time to time by our Board in its discretion out of funds legally available therefor, with such dividends and other distributions to be shared equally on a per share basis, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights. Upon our voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock, if any, have been satisfied.

Fully Paid Status. All outstanding shares of the Company’s common stock are validly issued, fully paid and non-assessable.

Listing. Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “FRMM.”

Transfer Agent. The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Other Matters. Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Dividends

We have not paid any cash dividends on our common stock to date and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board at such time. In addition, our ability to declare dividends may be limited by restrictions in our debt instruments.

Anti-Takeover Effects Under Section 203 of Delaware General Corporation Law

We are subject to Section 203 of the DGCL (“Section 203”), which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of a corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer; or

●	on or after such date, the business combination is approved by the board of directors of a corporation and authorized at an annual or a special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation or any direct or indirect majority owned subsidiary of the corporation and the interested stockholder or any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation the transaction is not excepted as described above;

●	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in one transaction or a series) of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or a person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Anti-Takeover Effects Under our Certificate of Incorporation and Bylaws

Preferred Stock

Our Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

Exclusive Forum for Certain Lawsuits

Our Certificate of Incorporation and Bylaws require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing such suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may have the effect of discouraging lawsuits against our directors and officers.

Notwithstanding the foregoing, in the event the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another court in the State of Delaware, or if no court in the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The forum selection provision discussed above will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Special Meeting of Stockholders

Our Bylaws provide that, subject to the rights of holders of any outstanding series of our preferred stock and to the requirements of applicable law, special meetings of our stockholders may be called only by our Chief Executive Officer, the chairman of our Board or our Board pursuant to a resolution adopted by a majority of our Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Director Terms and Removal of Directors

Pursuant to our Certificate of Incorporation, our Board a classified board of directors, as a result of which our Board is divided into two classes, with each class serving for staggered two-year terms. Our Certificate of Incorporation also provides that, subject to the rights of holders of any outstanding series of preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Action by Written Consent

Our Certificate of Incorporation and Bylaws prohibit stockholder action via any written consent to action without meeting, except as may be otherwise provided for or fixed pursuant to our Certificate of Incorporation (including any preferred stock designation) relating to the rights of the holders of any outstanding series of preferred stock.

Vacancies on our Board

Our Certificate of Incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on our Board resulting from death, resignation, retirement, disqualification, removal, or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification, or removal.

No Cumulative Voting

Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on a board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board to influence our Board’s decision regarding a takeover.

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